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Exhibit 99.j

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Post-Effective Amendment No. 39 to the registration statement on Form N-1A ("Registration Statement") of our reports dated February 21, 2003 to the financial statements and financial highlights which appear in the December 31, 2002 Annual Report to Shareholders of Liquid Assets Fund Institutional, Treasury and Agency Fund Institutional, Treasury Money Fund Institutional, Cash Management Fund Institutional and Cash Reserves Fund Institutional (constituting part of the BT Institutional Funds), which is also incorporated by reference into the Registration Statement. We also consent to the references to us under the headings "Counsel and Independent Accountants" and "Financial Highlights" in such Registration Statement.


PricewaterhouseCoopers LLP
Boston, Massachusetts
April 25, 2003